UNITED
SECURITIES AND EXC.
Washington, D.C. 20549



08028133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECD S.E.C.

MAR 3 2008

803

SEC FILE NUMBER

8- 48399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHUKLA FINANCIAL SERVICES, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___3 KELSEY AVENUE___
                        (No. and Street)

___WEST PATERSON___   ___NJ___   ___07424___
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT ___973-279-2222___
___BIPINCHANDRA   R. SHUKLA___
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___SILVERMAN,   JERROLD   G.___
                (Name – if individual, state last, first, middle name)

___585 STEWART AVENUE, SUITE L-50, GARDEN CITY, NY 11530___
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, BIPINCHANDRA R. SHUKLA , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHUKLA FINANCIAL SERVICES, Inc. , as of 12/31 , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

JO ANN G. NIELSEN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES
7-6-09.

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHUKLA FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Jerrold G. Silverman, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT

585 STEWART AVENUE, SUITE L-50
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

ACCOUNTANTS' AUDIT REPORT

Board of Directors
Shukla Financial Services, Inc.

I have audited the accompanying statement of financial condition of Shukla Financial Services, Inc. as of December 31, 2007 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shukla Financial Services, Inc. at December 31, 2007, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Jerrold G. Silverman, CPA

Garden City, New York
January 24, 2008

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS
    Operating Cash $ 4,865
    Clearing Deposit   11,124
    Marketable Securities   248,350
    Other Current Assets   5,314

    TOTAL CURRENT ASSETS   269,653

FIXED ASSETS
    Equipment & Automobiles, At Cost, Less
        Accumulated Depreciation of $9,516   0

    TOTAL ASSETS $269,653

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
    Accounts Payable, Accrued Expenses, &
        Other Liabilities $ 1,200

LONG-TERM LIABILITIES
    Deferred Taxes Payable   17,500

    TOTAL LIABILITIES   18,700

STOCKHOLDER'S EQUITY
    Common Stock, No Par Value, Authorized 5,000 Shares,
        Issued 5,000 Shares $ 55,000
    Additional Paid In Capital   74,594
    Retained Earnings   44,459
    Accumulated Other Comprehensive Income -
        Unrealized Gains on Securities   76,900

    TOTAL STOCKHOLDER'S EQUITY   250,953

    TOTAL LIABILITIES AND
        STOCKHOLDER'S EQUITY $269,653

The Accompanying Notes Are An Integral Part Of These Financial Statements.

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commissions		$ 39,670
Other Income:		
Interest, Dividends & Realized Gain/Loss	$ 1,431	
FINRA Distribution (Note 3)	35,000	36,431
TOTAL REVENUES – NET OF LOSSES		76,101
EXPENSES		
Floor Brokerage, Exchange, & Clearance Fees		16,008
Communications & Data Processing		2,865
Regulatory Dues, Fees & Expenses		6,082
Other Expenses		18,695
TOTAL EXPENSES		43,650
INCOME BEFORE INCOME & FRANCHISE TAXES		32,451
PROVISION FOR INCOME & FRANCHISE TAXES		432
NET INCOME		32,019
OTHER COMPREHENSIVE INCOME, Net of Tax		
Unrealized Gains on Securities		76,900
TOTAL COMPREHENSIVE INCOME		$108,919
INCOME PER SHARE OF COMMON STOCK		$ 22

The Accompanying Notes Are An Integral Part Of These Financial Statements.

CAPITAL STOCK

Capital Stock – Authorized & Issued 5,000 Shares With No Par Value		$ 55,000
Additional Paid In Capital		74,594
TOTAL CAPITAL		129,594

RETAINED EARNINGS

Retained Earnings – January 1, 2007	$ 24,807	
Net Income	32,019	
Dividend Distribution	(12,367)	
Retained Earnings – December 31, 2007		44,459
Accumulated Other Comprehensive Income		76,900
TOTAL STOCKHOLDER'S EQUITY		$250,953

The Accompanying Notes Are An Integral Part Of These Financial Statements.

Subordinated Borrowings at January 1, 2007 $ 0

Subordinated Borrowings at December 31, 2007 $ 0

The Accompanying Notes Are An Integral Part Of These Financial Statements.

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income		$ 32,019
Adjustments to Reconcile Net Income to Net Cash		
Changes in Assets & Liabilities:		
Clearing Deposits	(468)	
Other Current Assets	418	
Accounts Payable, Accrued Expenses &		
Other Liabilities	(2,200)	
TOTAL ADJUSTMENTS		(2,250)
NET CASH PROVIDED BY		
OPERATING ACTIVITIES		29,769

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of Shareholder Loan	(42,633)	
Distributions to Shareholder	(12,367)	
NET CASH USED IN FINANCING ACTIVITIES		(55,000)
INCREASE IN CASH & CASH EQUIVALENTS		(25,231)
CASH & CASH EQUIVALENTS – January 1, 2007		30,096
CASH & CASH EQUIVALENTS – December 31, 2007		$ 4,865

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash Paid During The Period For:		
Income & Franchise Taxes		$ 432

The Accompanying Notes Are An Integral Part Of These Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS:
   The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a New Jersey Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES:
   a) The Company is engaged in a single line business as a securities broker-dealer.

   b) Securities Transactions:
      Profit and loss arising from all securities which are entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported through a clearing firm on a fully disclosed basis and reported with related commissions and expenses reported on the trade date basis.

   c) Marketable Securities are valued at market value.

   d) Commissions:
      Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   e) Depreciation:
      Equipment is stated at acquisition cost. Depreciation is computed by the straight-line and various accelerated methods over the estimated useful life of the property. Maintenance and repairs are charged to expenses when incurred and renewals and betterments are capitalized.

      The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are eliminated from the accounts and any resulting gain or loss is reflected in income.

3. FINRA DISTRIBUTION:
   In 2007, the NASD and the NYSE Member Regulation consolidated. As a result, FINRA made a special one-time distribution to each of its members.

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Pursuant to SEC Rule 17a-5(a)(4), there are no material differences in the firms computation of net capital compared with the computations contained in this report.

SCHEDULE I

SHUKLA FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

NET CAPITAL

Total Stockholder's Equity		$250,953
Total Stockholder's Equity Qualified for Net Capital		250,953
Add:		
Subordinated Stockholder's Loan		0
TOTAL CAPITAL		$250,953
Deductions and/or Changes:		
Non-allowable Assets:		
Prepaid Expenses & Taxes	$ 5,314	
TOTAL ADJUSTMENTS		5,314
Net Capital Before Haircut on Securities Positions		245,639
Haircuts on Securities		
Other Securities	$ 37,253	
Undue Concentration	33,750	
Other – Money Market	23	
		71,026
NET CAPITAL		$174,613
Aggregate Indebtedness		
Other Accounts Payable & Accrued Expenses		$ 1,200
TOTAL AGGREGATE INDEBTEDNESS		$ 1,200
Computation of Basic Net Capital Requirement:		
Company		$ 5,000
Excess Net Capital		$169,613
Excess Net Capital at 1,000 Percent		$172,863
Ratio: Aggregate Indebtedness to Net Capital		1%

There were no material differences found between the report of the auditor and of the company in reporting Part IIA of computing net capital.

SHUKLA FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2007

Shukla Financial Services, Inc. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

SHUKLA FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2007

Shukla Financial Services, Inc. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

SHUKLA FINANCIAL SERVICES, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2007

Shukla Financial Services, Inc. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

Jerrold G. Silverman, C.P.A.

CERTIFIED PUBLIC ACCOUNTANT

585 STEWART AVENUE, SUITE L-50
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

Board of Directors
Shukla Financial Services, Inc.

In planning and performing my audit of the financial statements and supplemental schedule of Shukla Financial Services, Inc. (the Company), for the year ended December 31, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital provisions under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and should not be used for any other purpose.

Jerrold G. Silverman, CPA

Garden City, New York
January 24, 2008

END